Exhibit 99.1

Concord Medical Receives Notification from NYSE

Regarding Delayed Filing of 2020 Annual Report

BEIJING, May 25, 2021 /PRNewswire/ -- Concord Medical Services Holdings Limited ("Concord Medical" or the "Company") (NYSE: CCM), a healthcare provider specializing in cancer care, research and prevention by operating a network of medically advanced comprehensive cancer hospitals and standalone radiotherapy and diagnostic imaging centers in China, today announced that as of May 25, 2021, it is late in filing its annual report on Form 20-F for the fiscal year ended December 31, 2020 (the "2020 Annual Report") with the Securities and Exchange Commission (the "SEC"). The Company previously filed a Form 12b-25 with the SEC on April 30, 2021 for late filing of the 2020 Annual Report, pursuant to which the 2020 Annual Report was due to be filed by May 17, 2021. The Company expects to file the 2020 Annual Report once the audit of the Company's financial statements for the fiscal year ended December 31, 2020 is complete.

The Company also reports that on May 18, 2021, the Company received an expected notice from New York Stock Exchange ("NYSE") Regulation stating that the Company is not in compliance with the NYSE's continued listing requirements under the timely filing criteria pursuant to Section 802.01E of the NYSE Listed Company Manual as a result of the Company's failure to timely file the 202 Annual Report with the SEC. As required by the notice, (a) a representative of the Company contacted the NYSE on May 25, 2021 to discuss the status of the 2020 Annual Report, and (b) the Company is issuing this press release, disclosing the status of the 2020 Annual Report, noting the delay and the reason for the delay, as mentioned above. The anticipated filing date of the 2020 Annual Report is not known at this time.

NYSE Regulation notified the Company that the NYSE will closely monitor the status of the Company's late filing and related public disclosures for up to a six-month period from the due date of the 2020 Annual Report. If the Company fails to file its 2020 Annual Report and any subsequent delayed filings within six months from the filing due date, the NYSE may, in its sole discretion, allow the Company's securities to trade for up to an additional six months depending on specific circumstances, as outlined in Section 802.01E of the NYSE Listed Company Manual. It is expected by the NYSE that the Company will submit an official request for the NYSE's consideration at the appropriate time. If the NYSE determines that an additional six-month trading period is not appropriate, suspension and delisting procedures will commence pursuant to Section 804.00 of the NYSE Listed Company Manual. If the NYSE determines that an additional trading period of up to six months is appropriate and the Company fails to file the 2020 Annual Report and any subsequent delayed filings by the end of that period, suspension and delisting procedures will generally commence. Regardless of the procedures described above, the NYSE may commence delisting proceedings at any time during the period that is available to the Company to complete the filing of the 2020 Annual Report, if circumstances warrant.

To provide transparent information about an issuer's filing status, the NYSE maintains a list of late filers on www.nyse.com and identifies late filers with an "LF" indicator. This indicator, or another indicator or letter, may be appended to the Company's ticker symbol, "CCM," signifying its status as a late filer. The Company has been posted to the late filers list on the Listing Standards Filing Status Page on www.nyse.com on May 24, 2020 and that an "LF" indicator has been appended to the Profile, Data and News pages of the Company's American Depositary Shares listed on the NYSE.

About Concord Medical

Concord Medical Services Holdings Limited is a healthcare provider specializing in cancer care, research and prevention. The Company operates a network of medically advanced comprehensive cancer hospitals and standalone radiotherapy and diagnostic imaging centres in China. The Company focuses on providing multidisciplinary cancer care approach in all areas of oncology services in its cancer hospitals. The Company also equips its hospitals with technologically advanced equipment such as the state-of-the-art proton therapy system in its Beijing, Shanghai and Guangzhou cancer hospitals. As of June 30, 2020, the Company operated a network of 27 centers based in 20 hospitals, spanning over 20 cities across 13 provinces and administrative regions in China. To ensure the commitment to the highest level of clinical care for patients, the Company offers ongoing education and training for doctors and other medical professionals in its network hospitals and centres in both local and overseas medical institutions. For more information, please see http://ir.ccm.cn.

For more information, please contact:

Concord Medical Services Holdings Limited

Mr. Bowen Guan

+86 10 5903 6688

ir@ccm.cn